# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoinShares PLC, CIK 0002087587
CUSIP: G670AQ104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 2 HILL STREET, ST. HELIER, Jersey (Y9), JE2-4UA
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002129337

## Reporting persons
- Newton Russell Paul: type of reporting person: individual (IN), corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 15,216,952; shared voting power 0; sole dispositive power 15,216,952; shared dispositive power 0; aggregate amount beneficially owned 15,216,952 (11.5% of the class)
  Comment: 455,925 shares held in own name. 14,671,666 held via Vitruvius Holdings Limited, a company where Russell Paul Newton is sole underlying beneficial owner & sole director. 89,361 held by GABI Ventures Limited, a company of which Russell Paul Newton is sole director.

## Item 1. Issuer
Name of issuer: CoinShares PLC
Address of issuer's principal executive offices: 2 HILL STREET, ST. HELIER, , JE2-4UA.

## Item 2. Person Filing
Name of person filing: Russell Paul NEWTON
Address of principal business office or, if none, residence:
Villa Capri
la Route de la Cote
St Martin
Jersey
JE3 6DR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate amount beneficially owned and the percentages are set forth on the cover page and incorporated by reference herein.

(1) Held in own name: 492,399 shares.

(2) Held as Vitruvius Holdings Limited, a company where Russell Paul Newton is sole underlying beneficial owner & sole director: 14,671,667 shares.

(3) Held by GABI Ventures Limited, a company of which Russell Paul Newton is sole director: 89,361 shares.

The Reporting Person beneficially owns an aggregate of 15,581,693 ordinary shares of the Issuer.
Percent of class: 11.52%
Sole power to vote or to direct the vote: 15,581,693
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,581,693
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Newton Russell Paul: Russell Paul Newton, Self (04/14/2026)